Federal Agricultural Mortgage Corporation
1133 21st Street, N.W., Suite 600
Washington, D.C.  20036
Phone:  (202) 872-7700   Fax:  (202) 872-7713

February 8, 2010

VIA EDGAR
Michael Clampitt
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549

Re:	Federal Agricultural Mortgage Corporation
Form 10-K for December 31, 2008
File No. 1-14951

Dear Mr. Clampitt:

On behalf of the Federal Agricultural Mortgage Corporation (“Farmer Mac” or the “Corporation”), set forth below are the Corporation’s responses to the seven numbered comments contained in your letter dated January 6, 2010 relating to Farmer Mac’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Farmer Mac’s Proxy Statement dated April 27, 2009 (the “Proxy Statement”).  As requested, Farmer Mac is providing responses to the specific comments in your letter and, for some responses, including proposed disclosures that will be included in the Corporation’s future periodic filings.  The staff’s comments appear in italics below, and Farmer Mac’s responses and any proposed disclosures follow each comment.

Form 10-K for the year ended December 31, 2008, filed March 16, 2009
Business, page 5

1.
In future filings, please revise to discuss the interrelationship between your shareholders, the board of directors, the companies with whom you do business and your Federal regulators.  These matters seem to include the following issues:

•	The authority and liability of your Federal regulators versus the holders of your different classes of securities,

•
The rights, obligations and control of the Class A and Class B shareholders and Class C shareholders, particularly the 9 Class A and B shareholders who control 70% of the shareholder vote and have representation on the board, and

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

•	The type, amount and significance to the company of business conducted with the Class A and B share owner companies and affiliates of your board members.

Farmer Mac Response

The “Business—General” section of Part I, Item 1 on pages 5-7 of the Form 10-K that is the subject of the staff’s comment was designed as a brief summary of the key elements of Farmer Mac’s business, with cross-references to other sections of the Form 10-K for more detailed information.  Farmer Mac believes that much of the material information about the interrelationship between Farmer Mac’s shareholders, board of directors, the companies with whom the Corporation does business, and Farmer Mac’s federal regulators can be found in other portions of the Form 10-K, including “Business—Farmer Mac Programs—Financing—Equity Issuance,” “Business—Government Regulation of Farmer Mac,” “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Related Party Transactions,” and Note 3 to the consolidated financial statements.  In light of the staff’s comment, however, Farmer Mac will supplement the disclosure in the “Business—General” section of Farmer Mac’s Annual Report on Form 10-K for the year ended December 31, 2009, and as appropriate in other future periodic reports, to include more detail about the interrelationships identified by the staff, substantially as described below.  The proposed disclosure will be woven in with other disclosures contained in the “Business” section that provide more detail about Farmer Mac’s three programs (including updated disclosures to reflect the operation of the Farmer Mac II Program business by a recently-formed operating subsidiary of Farmer Mac), sources of revenue and funding, investments, number of employees, and website.  Those disclosures are not included below in an attempt to focus on the interrelationships identified in the staff’s comment.

Proposed Disclosure

The Federal Agricultural Mortgage Corporation, or Farmer Mac, is a stockholder-owned, federally chartered corporation that combines private capital and public sponsorship to serve a public purpose.  Congress has charged Farmer Mac with the mission of providing a secondary market for a variety of loans made to borrowers in rural America.  A secondary market is an economic arrangement in which the creators or owners of financial investments, such as the originators of loans, may sell all or part of their interests or otherwise offset, for a fee, some or all of the inherent risks of holding those investments.  Farmer Mac’s main secondary market activities are:

•	Purchasing eligible loans directly from lenders.
•	Providing advances against eligible loans by purchasing obligations secured by those loans.
•
Securitizing assets and guaranteeing the resulting securities representing interests in, or obligations secured by, pools of eligible loans.  Those securities may be retained by the seller of the underlying assets, retained by Farmer Mac, or sold to third party investors.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

•	Issuing long-term standby purchase commitments (“LTSPCs”) for eligible loans.

These activities are intended to provide participants with an efficient and competitive secondary market that enhances the participants’ ability to offer competitively priced financing to rural borrowers.  This secondary market is designed to increase the availability of long-term credit at stable interest rates to America’s rural communities and to provide those borrowers with the benefits of capital markets pricing and product innovation.  The Farmer Mac secondary market functions as a bridge between the national capital markets and the agricultural and rural credit markets by attracting new capital for financing to provide greater liquidity and lending capacity to lenders that extend credit to agricultural and rural borrowers.  The first two activities described above, as well as the third activity (when guaranteed securities are sold to third party investors), increase the capital and liquidity of primary lenders and provide a continuous source of funding for new lending.  The third activity (when guaranteed securities are retained by the seller of securitized assets) and the fourth activity, i.e., providing credit enhancement for pools of eligible loans retained by lenders, result in lower regulatory capital requirements for assets retained by the lenders, thereby expanding their lending capacity.  By thus increasing the efficiency and competitiveness of rural finance, the Farmer Mac secondary market has the potential to lower the interest rates paid on loans by rural borrowers.

The loans eligible for the Farmer Mac secondary market include:

•	mortgage loans secured by first liens on agricultural real estate and rural housing (encompassing the Farmer Mac I Program);
•	certain agricultural and rural loans guaranteed by the United States Department of Agriculture (encompassing the Farmer Mac II Program); and
•	loans to finance electrification and telecommunications systems in rural areas (encompassing the Rural Utilities Program).

Farmer Mac was established, and continues to exist, under federal legislation first enacted in 1988 and amended as recently as 2008 – Title VIII of the Farm Credit Act of 1971, as amended (12 U.S.C. §§ 2279aa et seq.), which is sometimes referred to as Farmer Mac’s charter.  Farmer Mac is known as a government-sponsored enterprise (“GSE”) by virtue of the status conferred by its charter.

Farmer Mac is an institution of the Farm Credit System (the “FCS”), which is composed of the banks, associations and related entities, including Farmer Mac, regulated by the Farm Credit Administration (“FCA”), an independent agency in the executive branch of the United States government.  FCA is a federal agency, but it is not supported by federal money and is funded by assessments paid by FCS institutions.  FCA policy and regulatory agendas are established by a full-time, three-person board whose members are appointed by the President of the United States with the advice and consent of the United States Senate.  Although Farmer Mac is an institution of the FCS, it is not liable for any debt or obligation of any other institution of the FCS.  None of FCA, the FCS or any other individual institution of the FCS is liable for any debt or obligation of Farmer Mac, nor are Farmer Mac’s debts or obligations guaranteed by the full faith and credit of the United States.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Farmer Mac’s basic capital and corporate governance structure is prescribed in its charter, which authorizes Farmer Mac to issue two classes of voting common stock that together elect two-thirds of Farmer Mac’s 15-person board of directors, as well as non-voting common stock.

•
The charter restricts ownership of Farmer Mac’s Class A voting common stock to banks, insurance companies and other financial institutions or similar entities that are not institutions of the FCS and also provides that five members of Farmer Mac’s 15-member board of directors are elected by a plurality of the votes of the Class A stockholders each year.  The charter limits the amount of Class A voting common stock that may be owned by one holder to no more than 33 percent of the outstanding shares of Class A voting common stock.  Farmer Mac is not aware of any regulation applicable to non-FCS financial institutions that requires a minimum investment in Farmer Mac Class A common stock or that prescribes a maximum amount lower than the 33 percent limit set forth in the charter.  Farmer Mac’s Class A voting common stock trades on the New York Stock Exchange under the symbol AGM.A.

•
The charter restricts ownership of Farmer Mac’s Class B voting common stock to FCS institutions and also provides that five members of Farmer Mac’s 15-member board of directors are elected by a plurality of the votes of the Class B stockholders each year.  The charter does not contain any restrictions on the maximum holdings of Class B voting common stock, and Farmer Mac is not aware of any regulation applicable to FCS institutions that requires a minimum investment in Farmer Mac Class B common stock or that prescribes a maximum amount.  Farmer Mac’s Class B voting common stock, which has a limited market and trades infrequently, is not listed or quoted on any exchange or other medium, and Farmer Mac is not aware of any publicly available quotations or prices for that class of common stock.

•
The remaining five members of Farmer Mac’s board of directors are individuals meeting the qualifications specified in the charter and appointed by the President of the United States, with the advice and consent of the United States Senate.  These appointed directors serve at the pleasure of the President of the United States.

•
The charter does not impose any ownership restrictions on Class C non-voting common stock, and those shares are freely transferable.  Holders of the Class C common stock do not vote on the election of directors or any other matter.  Farmer Mac’s Class C non-voting common stock trades on the New York Stock Exchange under the symbol AGM.

The ownership of Farmer Mac’s two classes of voting common stock is currently concentrated in a small group of institutions.  Approximately 97 percent of the voting power of the Class B voting common stock is held by five institutions of the FCS.  Approximately 44 percent of the Class A voting common stock is held by three financial institutions, with 31 percent held by one institution.  Farmer Mac believes that the concentration in such a small group of holders of Class B voting common stock is a by-product of the limited number of eligible holders of that stock under the charter and the structure of the FCS and that the concentration in the Class A voting common stock is merely a by-product of trading in the stock over time and is not by design under the charter or any regulatory mandate.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

The dividend and liquidation rights of all three classes of the Corporation’s common stock are the same.  Dividends may be paid on common stock only when, as, and if declared by Farmer Mac’s board of directors in its sole discretion, subject to the payment of dividends on any outstanding preferred stock issued by Farmer Mac.  Upon liquidation, dissolution or winding up of the business of Farmer Mac, after payment and provision for payment of outstanding debt of the Corporation, the holders of shares of Farmer Mac preferred stock would be paid in full at par value, plus all accrued dividends, before the holders of shares of common stock received any payment.

The charter assigns to FCA, acting through the separate Office of Secondary Market Oversight (“OSMO”) within FCA, the responsibility for the examination of, and the general supervision of the safe and sound performance of the powers, functions, and duties vested in Farmer Mac by the charter.  The charter also authorizes FCA, acting through OSMO, to apply its general enforcement powers to Farmer Mac.  Farmer Mac is the only entity regulated by OSMO, which was created as a separate office in recognition of the different role that Farmer Mac plays as a secondary market compared to the roles of other FCS institutions as primary lenders.  The Director of OSMO is selected by and reports to the FCA board.  The FCA board approves the policies, regulations, charters, and enforcement activities applicable to other FCS institutions, which are the only eligible holders of Farmer Mac’s Class B voting common stock.  FCA has no regulatory authority over the financial institutions that are the eligible holders of Farmer Mac’s Class A voting common stock.

The charter establishes three capital standards for Farmer Mac—minimum capital, critical capital and risk-based capital.  Farmer Mac is required to comply with the higher of the minimum capital requirement or the risk-based capital requirement.  The charter also requires an annual examination of the financial transactions of Farmer Mac and authorizes FCA to assess Farmer Mac for the cost of its regulatory activities, including the cost of any examination.  Each year, OSMO conducts an examination of Farmer Mac to evaluate its safety and soundness, compliance with applicable laws and regulations, and mission achievement.  The examination includes a review of Farmer Mac’s capital adequacy, asset quality, management performance, earnings, liquidity, and sensitivity to interest rate risk.  Farmer Mac is also required to file quarterly reports of condition with OSMO.  For a more detailed discussion of Farmer Mac’s regulatory and governmental relationships, see “—Government Regulation of Farmer Mac.”  For a discussion of Farmer Mac’s statutory and regulatory capital requirements and its actual capital levels, and particularly FCA’s role in the establishment and maintenance of those requirements and levels, see “—Government Regulation of Farmer Mac—Regulation—Capital Standards,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Balance Sheet Review—Capital” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements.”

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Unlike some other GSEs, specifically other FCS institutions, Farmer Mac is not structured as a cooperative owned exclusively by member institutions and established to provide services exclusively to its members.  Farmer Mac, as a stockholder-owned, publicly-traded corporation, seeks to fulfill its mission of serving the financing needs of agriculture and rural America while at the same time providing a reasonable return on the investment of all its stockholders, including those who do not directly participate in the Farmer Mac secondary market.  Farmer Mac’s policy is to require financial institutions to own a requisite amount of Farmer Mac Class A or Class B voting common stock, based on the size and type of institution, to participate in the Farmer Mac I Program.  As a result of this requirement, coupled with the ability of Class A and Class B holders to elect two-thirds of Farmer Mac’s board of directors, Farmer Mac regularly conducts business with “related parties,” including institutions affiliated with members of Farmer Mac’s board of directors and institutions that own large amounts of Farmer Mac stock.  Farmer Mac has adopted a Code of Business Ethics and Conduct that governs any conflicts of interest that may arise in these transactions, and Farmer Mac’s policy is to require that any transactions with related parties be conducted in the ordinary course of business, with terms and conditions comparable to those available to any other third party.  For more information about related party transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Related Party Transactions” and Note 3 to the consolidated financial statements.

Legal Proceedings, page 40

2.	Pursuant to Item 103 of regulation S-K, please revise in future filings to indicate the factual basis alleged to underlie the referenced proceeding and the amount of relief sought.

Farmer Mac Response

Farmer Mac will expand its disclosure about pending legal proceedings in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009, and as appropriate in other future periodic reports, to indicate in more detail the factual basis alleged to underlie the proceeding and the amount of relief sought, substantially as described below (absent any future material developments in the status of the referenced proceeding that would affect the disclosure).

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Proposed Disclosure

On December 5, 2008, a lawsuit was filed in the United States District Court for the District of Columbia against Farmer Mac and certain of its present and former officers and directors on behalf of purchasers of the securities of the Corporation between March 15, 2007 and September 12, 2008.  The lawsuit alleges, among other things, violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by all defendants and violations of Section 20(a) of the Exchange Act by the individual defendants in relation to alleged statements and omissions concerning the financial condition of the Corporation alleged to be materially false or misleading.  The complaint alleged that Farmer Mac made false and misleading statements that had the effect of artificially inflating the price of its securities during the period referenced above.  The complaint also alleged that Farmer Mac failed to disclose material information relating to impairment costs and/or depreciation expenses and that Farmer Mac used overly optimistic assumptions with respect to asset valuations and investments, the size of Farmer Mac’s exposure to Lehman Brothers and Fannie Mae, and its performance relative to estimates of future performance.  The December 5, 2008 complaint requested class certification, compensatory damages, and other remedies, but did not specify the amount of damages sought.  On February 23, 2009, the Court appointed lead plaintiffs for the litigation, and the action remains pending.

MD&A
Results of Operations
Gains and Losses on Financial Derivatives, page 58

3.
Noting the materiality of certain items for the year ended 2008, in future filings revise to disclose the amount of material, unrealized losses and expenses associated with related parties.  Also, identify these parties.

Farmer Mac Response

For the years ended December 31, 2008, 2007 and 2006, Farmer Mac was a party to interest rate swap contracts with one related party, Zions First National Bank.  Farmer Mac realized expense of $1.3 million during 2008 and income of $1.8 million and $2.2 million during 2007 and 2006, respectively, related to these interest rate swap contracts.  Farmer Mac recognized unrealized losses of $2.6 million, $3.9 million and $0.9 million during 2008, 2007 and 2006, respectively, due to changes in the fair value of these interest rate swap contracts.

Farmer Mac disclosed these related party transactions in Note 3, Related Party Transactions and Note 6, Financial Derivatives in the Form 10-K.  In its Annual Report on Form 10-K for the year ended December 31, 2009, and as appropriate in other future periodic reports, Farmer Mac will identify related parties and disclose the amount of any material, unrealized losses and expenses associated with those parties in this MD&A disclosure.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Form 10-K, General

4.
Please provide us the analysis you performed in determining the appropriateness of classifying the Series B preferred stock as mezzanine equity, including specific references to all authoritative literature on which you relied in making your determination.

Farmer Mac Response

Background

On September 30, 2008, Farmer Mac issued 60,000 shares of its newly issued Series B-1 Senior Cumulative Perpetual Preferred Stock (the “Initial Series B-1 Preferred Stock”) and 5,000 shares of its newly issued Series B-2 Senior Cumulative Perpetual Preferred Stock (the “Series B-2 Preferred Stock”), each having a par value and initial liquidation preference of $1,000 per share (collectively, the Initial Series B-1 Preferred Stock and Series B-2 Preferred Stock, the “Initial Series B Preferred Stock”) for an aggregate purchase price of $65.0 million, or $1,000 per share.  Farmer Mac incurred $4.0 million of direct costs related to the issuance of the Initial Series B Preferred Stock, which reduced the amount of mezzanine equity recorded as of September 30, 2008.

On December 15, 2008, Farmer Mac issued 70,000 shares of its newly issued Series B-3 Senior Cumulative Perpetual Preferred Stock (the “Series B-3 Preferred Stock”) having a par value and initial liquidation preference of $1,000 per share for a purchase price of $70.0 million and an additional 15,000 shares of Series B-1 Preferred Stock (the “Supplemental Series B-1 Preferred Stock”) for a purchase price of $15.0 million.  Farmer Mac incurred $1.8 million of direct costs related to the issuance of the Series B-3 Preferred Stock and Supplemental Series B-1 Preferred Stock, which reduced the amount of mezzanine equity recorded as of December 31, 2008.  The Initial Series B Preferred Stock, the Supplemental Series B-1 Preferred Stock and the Series B-3 Preferred Stock are together referred to as the “Series B Preferred Stock.”

The Series B Preferred Stock ranks senior to Farmer Mac’s outstanding Class A voting common stock, Class B voting common stock, Class C non-voting common stock, Series C Preferred Stock and any other class of capital stock issuable in the future with respect to dividends, distributions upon a change in control, liquidation, and dissolution or winding up of Farmer Mac.  Each series of Series B Preferred Stock ranks pari passu with the others.

Dividends on the Series B Preferred Stock compound quarterly at an annual rate of 10.0 percent of the then-applicable Liquidation Preference (as defined below) per share.  On approximately each of the first three anniversary dates after the related issuance date, the annual rate on the Series B Preferred Stock will increase to 12.0 percent, 14.0 percent, and 16.0 percent, respectively.  Dividends on the Series B Preferred Stock accrue and cumulate from the date last paid, whether or not declared by Farmer Mac’s board of directors, and are payable quarterly in arrears out of legally available funds when and as declared by the board of directors on each dividend payment date.  Farmer Mac may pay dividends on the Series B Preferred Stock without paying dividends on any outstanding class or series of stock that ranks junior to the Series B Preferred Stock.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Farmer Mac has the right, but not the obligation, to redeem all, but not less than all, of the issued and outstanding shares of Series B Preferred Stock at a price equal to the then-applicable Liquidation Preference amount beginning nine months from issuance and on each subsequent dividend payment date.  In addition, Farmer Mac must redeem all, but not less than all, of the outstanding shares of Series B Preferred Stock at a price equal to the then-applicable Liquidation Preference amount under specified circumstances, including (1) in the event that any indebtedness of Farmer Mac or its subsidiaries (“Farmer Mac Debt”) becomes or is declared due and payable prior to the stated maturity thereof or is not paid when it becomes due and payable, (2) an event of default occurs with respect to any Farmer Mac Debt, or (3) Farmer Mac becomes bankrupt or insolvent or a receiver or conservator is appointed for Farmer Mac.  The redemption price for any shares of Series B Preferred Stock redeemed by Farmer Mac will be payable in cash equal to the par value of the Series B Preferred Stock ($1,000 per share), plus all accrued but unpaid dividends (the “Liquidation Preference”) or, at the election of Farmer Mac, payable in Farmer Mac program assets or other assets acceptable to the holders of the Series B Preferred Stock.

Upon a change in control of Farmer Mac, holders of the Series B Preferred Stock will be entitled to receive an amount in cash equal to the Liquidation Preference.  Except as required by applicable law, the holders of the Series B Preferred Stock are not entitled to any voting rights.

On January 25, 2010, Farmer Mac used part of the proceeds from the sale of $250 million of a subsidiary’s preferred stock to repurchase and retire all $150 million of the outstanding Series B Preferred Stock.  That capital raise and the repurchase and retirement of the Series B Preferred Stock will be disclosed in more detail in Farmer Mac’s Annual Report on Form 10-K for the year ended December 31, 2009.

Accounting Analysis

In determining the appropriateness of classifying the Series B Preferred Stock as mezzanine equity, Farmer Mac considered the pre-codification guidance in FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), Rule 5-02.28 of Regulation S-X, Accounting Series Release No. 268 (FRR Section 211), Redeemable Preferred Stocks, as interpreted by EITF Topic No. D-98, Classification and Measurement of Redeemable Securities and SEC Regulation S-X, Rule 5-02.27, Redeemable Preferred Stocks. Farmer Mac’s assessment included a determination of liability versus equity, as well as permanent equity versus mezzanine equity.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Liability versus Equity

In making its determination of whether the Series B Preferred Stock should be accounted for as a liability or equity, Farmer Mac considered the guidance in SFAS 150.  SFAS 150 requires an issuer to classify the following instruments as liabilities:

a.
A financial instrument issued in the form of shares that is mandatorily redeemable – that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.

b.
A financial instrument, other than an outstanding share, that, at inception embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled).

c.
A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominately on any of the following:

i.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).

ii.
Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares).

iii.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Considering the Series B Preferred Stock is both perpetual (i.e., no fixed maturity date) and redemption of the shares is neither unconditional nor certain to occur, Farmer Mac concluded that the preferred stock did not meet the requirements for liability classification under SFAS 150.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Permanent versus Temporary Equity

Given that there are events that could trigger redemption of the Series B Preferred Stock, Farmer Mac examined the guidance in Rule 5-02.28 of Regulation S-X to determine whether permanent equity classification was appropriate.  Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.  As a result, Farmer Mac evaluated all of the events that could trigger redemption separately and considered the possibility that any triggering event that is not solely within the control of the issuer could occur, regardless of probability (as these events would require the security to be classified outside of permanent equity).  Farmer Mac also considered deemed liquidation events that would trigger the mandatory redemption of the security (as these events would also require the security to be classified outside of permanent equity).  In its evaluation of whether permanent or temporary equity classification was appropriate, Farmer Mac closely examined the provisions of the Series B Preferred Stock, and identified the terms related to change of control and redemption as attributes that could cause the preferred shares to be classified outside of permanent equity.

Change of Control

The terms of the Series B Preferred Stock provide that a change of control will automatically trigger a mandatory redemption of the then-outstanding shares of the preferred stock.  A “Change of Control” is defined as (i) any consolidation or merger of Farmer Mac with or into any other entity, or any other corporate reorganization or transaction (including the acquisition of capital stock of Farmer Mac), in which the stockholders of Farmer Mac immediately prior to such consolidation, merger, reorganization or transaction own capital stock representing directly, or indirectly through one or more entities, less than 50 percent of the voting power of the Corporation or other surviving entity immediately after such consolidation, merger, reorganization or transaction, (ii) any transaction or series of related transactions, after giving effect to which in excess of 50 percent of the Corporation’s voting power is owned directly, or indirectly through one or more entities, by any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), excluding, in any case referred to in clause (i) or (ii), any bona fide primary or secondary public offering of securities; or (iii) a sale, lease or other disposition of all or substantially all of the assets of Farmer Mac and its subsidiaries on a consolidated basis in any transaction or series of related transactions to any “person” (as defined above).

Farmer Mac evaluated the guidance in Accounting Series Release No. 268 (FRR Section 211), Redeemable Preferred Stocks, and EITF Topic D-98, Classification and Measurement of Redeemable Securities.  Farmer Mac also considered Deloitte & Touche LLP’s interpretive guidance in their Q&A 505-10-05 (Q&A 05), Classification of Convertible Preferred Stock with Liquidation Preference upon Change of Control (the “Q&A”).  The Q&A addresses a deemed liquidation clause providing that the security become redeemable if the stockholders of the issuing company (that is, those immediately prior to a merger or consolidation) hold, immediately after such merger or consolidation, stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation.  The Q&A concludes that permanent equity classification is not appropriate due to the fact that the redemption of the preferred stock is not solely within the control of the issuer (e.g., a purchaser could acquire a majority of the voting power of the outstanding stock, without company approval, thereby triggering redemption).

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Farmer Mac has two classes of voting stock outstanding, Class A voting common stock and Class B voting common stock.  By federal statue, Class A voting common stock may be held only by banks, insurance companies and other financial institutions that are not institutions of the Farm Credit System.  Additionally, no holder of Class A voting common stock may directly or indirectly be a beneficial owner of more than 33 percent of the outstanding shares of Class A voting common stock.  Class B voting common stock may be held only by institutions of the Farm Credit System.  There are no restrictions on the maximum holdings of Class B voting common stock.  Both classes of voting common stock may not be held by individuals; accordingly, no executive officer or director owns, directly or indirectly, any shares of any class of the voting common stock.

Farmer Mac had 1,030,780 shares of Class A voting common stock and 500,301 shares of Class B voting common stock outstanding as of September 30, 2008.  Based on the number of shares outstanding and the ownership restrictions contained in Farmer Mac’s statutory charter, no stockholder could assert they had a controlling interest in the Corporation prior to a merger or reorganization (or other event as described above) unless Farmer Mac issued additional shares of Class B voting common stock.

The change of control provision in the Q&A is analogous to the change of control provision included in the terms of Farmer Mac’s Series B Preferred Stock; however, while the future issuance of voting shares is solely within its power, Farmer Mac is not able to control future congressional actions that may change eligibility requirements or ownership limits.  Accordingly, Farmer Mac believes that permanent equity treatment would not be appropriate.

Redemption

The terms of Farmer Mac’s Series B Preferred Stock include the following redemption provisions:

In the event that (i) any indebtedness of Farmer Mac or its subsidiaries for money borrowed or credit extended (“Farmer Mac Debt”) becomes or is declared due and payable (after any applicable grace period) prior to the stated maturity thereof or is not paid as and when it becomes due and payable, (ii) an event of default occurs under any instrument, agreement or evidence of indebtedness relating to any Farmer Mac Debt, (iii) any insolvency, bankruptcy or similar event of Farmer Mac or any of its subsidiaries occurs, whether voluntary or involuntary, or a receiver or conservator is appointed with respect to Farmer Mac or any of its subsidiaries at the direction or request of any regulatory agency or authority (or any similar regulatory action is taken with respect to Farmer Mac (or any substantial portion of its assets)), then Farmer Mac will promptly redeem any of the then-outstanding shares of Preferred Stock.

Farmer Mac believes that none of these events are solely within its control; therefore, temporary equity classification is required.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Based on its examination of all of the events which could trigger redemption, Farmer Mac believes that since these events are not solely within its control, the classification of the Series B Preferred Stock as mezzanine equity is appropriate.

5.
We note that you transferred securities and loans between categories upon the adoption and election of fair measurements for those instruments.  However, it is not clear from your disclosures in this document or in your Forms 10Q for 2009 on what basis you transferred assets between categories for reasons that appear to be other than upon adoption and election of fair value measurements of those instruments.  It appears that some of the transfers may have occurred as a result of converting securities to loans; but, it is not clear when that is the case.  Please provide us and consider the need to provide disclosures in the future that describes in greater detail the nature of the transfers of securities and loans between categories between periods and reconcile the amounts to those disclosed in the financial statements as of December 31, 2008 and September 30, 2009.

Farmer Mac Response

December 31, 2008 Form 10-K

Non-cash transfers of securities, loans and other assets are disclosed in Note 2(b) to the consolidated financial statements in the Form 10-K:

(b)	Cash and Cash Equivalents and Statements of Cash Flows

Farmer Mac considers highly liquid investment securities with original maturities of three months or less to be cash equivalents.  Changes in the balance of cash and cash equivalents are reported in the consolidated statements of cash flows.  The following table sets forth information regarding certain cash and non-cash transactions for the years ended December 31, 2008, 2007 and 2006.

		For the Year Ended December 31,
		2008	2007	2006
		(in thousands)
	Cash paid during the year for:
	Interest	$103,517	$119,700	$80,211
	Income taxes	30,069	7,809	10,500
	Non-cash activity:
Miscellaneous (	Real estate owned acquired through foreclosure	16	-	1,384
Miscellaneous (	Loans acquired and securitized as Farmer Mac Guaranteed Securities	98,843	1,324	3,994
Miscellaneous (	Loans previously under LTSPCs exchanged for Farmer Mac Guaranteed Securities	-	681,732	1,034,860
Miscellaneous (	Reclassification of unsettled trades with The Reserve Primary Fund from Cash and cash equivalents to Prepaid expenses and other assets	42,489	-	-
Event 1(	Transfers of investment securities from available-for-sale to trading from the effect of adopting SFAS 159	600,468	-	-
Event 1(	Transfers of Farmer Mac II Guaranteed Securities from held-to-maturity to trading from the effect of adopting SFAS 159	428,670	-	-
Event 3 (	Transfers of Farmer Mac II Guaranteed Securities from held-to-maturity to available-for-sale	493,997	-	-
Event 3 (	Transfers of Farmer Mac I Guaranteed Securities from held-to-maturity to available-for-sale	25,458	-	-
Event 2 (	Transfers of available-for-sale investment securities to available-for-sale Farmer Mac Guaranteed Securities - Rural Utilities	902,420	-	-
Event 2 (	Transfers of trading investment securities to trading Farmer Mac Guaranteed Securities - Rural Utilities	459,026	-	-

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

During 2008, Farmer Mac transferred securities between categories as a result of three separate events.  The first event occurred on January 1, 2008, upon the adoption of ASC Topic 825, Financial Instruments.  As a result of its election of the fair value option for certain securities, Farmer Mac transferred $428.7 million of Farmer Mac II Guaranteed Securities from held-to-maturity to trading and $600.5 million of investment securities from available-to-sale to trading.  The amounts disclosed in Note 2(b) represent the fair value of these securities as of January 1, 2008 after adopting the fair value option.  Further information regarding the impact of adopting the fair value option is provided in Note 13 to the consolidated financial statements.

The second event occurred during second quarter 2008.  On May 22, 2008, Congress enacted into law the Food, Conservation and Energy Act of 2008, which expanded Farmer Mac’s authorities to include providing a secondary market for rural electric and telephone loans made by cooperative lenders.  Consequently, Farmer Mac placed its guarantee on $430.7 million principal amount of securities representing interests in rural electric cooperative loans and $900.0 million principal amount of obligations collateralized by rural electric cooperative loans previously held as mission related investments under authority granted by the Farm Credit Administration, Farmer Mac’s regulator.  Farmer Mac reclassified these securities from “Investment Securities” to “Farmer Mac Guaranteed Securities” on its consolidated balance sheets based on their existing fair value classifications (i.e., available-for-sale investment securities were transferred to available-for-sale Farmer Mac Guaranteed Securities and trading investment securities were transferred to trading Farmer Mac Guaranteed Securities).  The amounts disclosed in Note 2(b) represent the fair value of these securities as of March 31, 2008, consistent with how they were last reported on Farmer Mac’s condensed consolidated balance sheet in its Form 10-Q for the quarterly period ended March 31, 2008.

The third event occurred during third quarter 2008 and primarily stemmed from the turmoil experienced in the nation’s financial markets.  As a result of significant other-than-temporary impairment charges taken on its investments in Fannie Mae floating rate preferred stock and Lehman Brothers Holdings Inc. senior debt securities, Farmer Mac evaluated strategies to preserve and strengthen its capital position, including asset sales and common and preferred equity offerings.  Given the changes in circumstances and management’s intention, Farmer Mac believed that the held-to-maturity designation was no longer appropriate for Farmer Mac Guaranteed Securities held on balance sheet.  Farmer Mac considered the pre-codification guidance in paragraph 8 of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, which lists the changes in circumstances that may cause an enterprise to change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future.  Paragraph 8 states, “In addition to the foregoing changes in circumstances, other events that are isolated, nonrecurring, and unusual for the reporting enterprise that could not have been reasonably anticipated may cause the enterprise to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity.”  Consistent with this guidance, Farmer Mac reclassified all of its held-to-maturity Farmer Mac I and Farmer Mac II Guaranteed Securities with an amortized cost basis of $25.0 million and $493.6 million, respectively, to available-for-sale.  The amounts presented in Note 2(b) are the fair value of these securities as of September 30, 2008, which represents the new carrying value of these securities resulting from the change in management’s intention.  Effective September 30, 2008, Farmer Mac no longer classifies any of its Farmer Mac Guaranteed Securities or investment securities as held-to-maturity.  Further information is provided in Note 5, Farmer Mac Guaranteed Securities in the Form 10-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

The remaining three miscellaneous items disclosed as non-cash activity for the year ended December 31, 2008 include the reclassification of a loan to real estate owned upon foreclosure, the securitization of previously acquired eligible loans into Farmer Mac Guaranteed Securities and the reclassification of Farmer Mac’s remaining investment in The Reserve Primary Fund, a money market fund that suspended redemptions and is being liquidated from “Cash and cash equivalents” to “Prepaid expenses and other assets” on the consolidated balance sheets due to the uncertainty in the timing of the recovery of this investment.  Further information regarding Farmer Mac’s investment in The Reserve Primary Fund is provided in Note 15, Subsequent Events in the Form 10-K.

Fiscal Year 2009 Form 10-Qs

Farmer Mac disclosed its non-cash transfers of securities, loans and other assets during 2009 in Note 1(a) to the condensed consolidated financial statements in Farmer Mac’s Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009.  See below for a summary of the non-cash transfers disclosed in Note 1(a) in Farmer Mac’s Form 10-Q for the quarterly period ended September 30, 2009.

			For the Nine Months Ended September 30, 2009
			(in thousands)
		Non-cash activity:
Miscellaneous	(	Transfer of loans held for investment to real estate owned	$41,086
Miscellaneous	(	Loans acquired and securitized as Farmer Mac Guaranteed Securities	17,224
Transaction 1	(	Transfers of Farmer Mac I Guaranteed Securities to loans held for sale	288,012
Transaction 1	(	Transfers of loans held for investment to loans held for sale	617,072
Transaction 2	(	Exchange of GSE preferred stock - transfer from trading to available-for-sale	90,657

There were two primary transactions that occurred during the nine months ended September 30, 2009 that resulted in the transfer of securities and loans between categories.  The first transaction was the sale of $354.5 million principal balance of loans to Rabobank, one of Farmer Mac’s central servicers, during first quarter 2009.  Consistent with management’s effort to preserve and strengthen its capital position beginning in third quarter 2008, the primary purpose of the sale was to eliminate the need to hold capital in support of the loans under Farmer Mac’s statutory minimum capital requirements.  Given the change in management’s intention pertaining to its loan portfolio in March 2009, Farmer Mac reclassified loans with an amortized cost basis of $617.1 million from loans held-for-investment to loans held-for-sale prior to the sale of certain loans to Rabobank.  Also in March 2009, Farmer Mac transferred $263.4 million amortized cost basis of available-for-sale Farmer Mac I Guaranteed Securities to loans held-for-sale upon the consolidation of certain trusts in which Farmer Mac held 100 percent of the beneficial ownership interests.  Farmer Mac then terminated the trusts and sold a portion of the underlying loans to Rabobank.  The $288.0 million balance disclosed in Note 1(a) represents the fair value of the transferred Farmer Mac I Guaranteed Securities as of December 31, 2008, consistent with how they were last reported on Farmer Mac’s consolidated balance sheet in the Form 10-K.  A reconciliation of reported Farmer Mac Guaranteed Securities and loans as of December 31, 2008 and September 30, 2009 is included as Appendix I to this letter.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

During third quarter 2009, Farmer Mac accepted an exchange offer extended by CoBank, ACB, an institution of the Farm Credit System and a government-sponsored enterprise, whereby Farmer Mac tendered all of its outstanding shares of CoBank’s 7.814 percent Series A Cumulative Perpetual Preferred Stock ($88.5 million par value) in exchange for an equal amount of shares and par value of CoBank’s newly issued 11.0 percent Series D Non-Cumulative Subordinated Perpetual Preferred Stock.  Farmer Mac recorded the newly acquired shares at $90.7 million, the estimated fair value of the surrendered shares on the date of the exchange, and elected to classify the newly acquired equity securities as available-for-sale in accordance with ASC Topic 320, Investments-Debt and Equity Securities.  Farmer Mac had elected the fair value option for the surrendered Series A preferred shares and recorded the changes in fair value up until the date of the exchange through “Gains/(losses) on trading assets” on the condensed consolidated statements of operations.  Farmer Mac disclosed the non-monetary exchange of this preferred stock investment and the subsequent transfer from trading to available-for-sale in Note 1(a) to the condensed consolidated financial statements.

The remaining two miscellaneous items disclosed as non-cash activity for the nine months ended September 30, 2009 include the reclassification of loans to real estate owned and the securitization of previously acquired eligible loans into Farmer Mac Guaranteed Securities.

In its Annual Report on Form 10-K for the year ended December 31, 2009, and as appropriate in other future periodic reports, Farmer Mac will provide additional disclosure to describe the basis for transferred assets in its disclosure of non-cash activity.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

Proxy Statement
Compensation Elements, page 21

6.
You say that you are using targets to award compensation.  In future filings please provide the actual targets and the company’s performance, even where no compensation was awarded.  If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Farmer Mac Response

Each of the performance measures under the Corporation’s annual cash incentive plan and their relative weighting is disclosed in the chart on page 23 of the Proxy Statement, as well as the threshold, target and maximum goals for each of the measures.  In light of the staff’s comment, Farmer Mac will disclose in future proxy materials the Corporation’s actual performance in respect of the preceding fiscal year against the objective performance targets established under the plan, even when no compensation is awarded.

Transactions with Related Persons in 2008

7.
Please revise in future filings to indicate whether these transactions were on the same terms as with persons not related to the lender and did not involve more than the normal risk of collectability.  See Instruction 4(c)(ii-iii) to Item 404 of Regulation S-K.

Farmer Mac Response

The disclosure about transactions with related persons in 2008 on page 37 of the Proxy Statement stated that the transactions “are conducted in the ordinary course of business, with terms and conditions comparable to those applicable to entities unaffiliated with Farmer Mac.”  Farmer Mac does not believe that Instruction 4(c) to Item 404 of Regulation S-K applies to it because Farmer Mac is not a bank, savings and loan association, or broker dealer extending credit under Federal Reserve Regulation T.  In light of the staff’s comment, however, Farmer Mac will consider the disclosure item referred to by the staff and, where material to investors, will clarify in future proxy materials that, to the extent there are any transactions with related persons involving indebtedness required to be disclosed, those were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to Farmer Mac and did not involve more than the normal risk of collectability or present other unfavorable features.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2010

* * * * * * * * * * *

As requested by the staff, Farmer Mac acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Proxy Statement.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement.

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please do not hesitate to contact me at (202) 872-5554.

Sincerely,

Timothy L. Buzby
Vice President – Chief Financial Officer

cc:         David Lyon, SEC Division of Corporation Finance
Kevin Vaughn, SEC Accounting Branch Chief
Paul Cline, SEC Staff Accountant
Jerome G. Oslick, General Counsel of Farmer Mac
Abigail Arms, Esq., Shearman & Sterling LLP
Craig Schubert, Deloitte & Touche LLP

Appendix I
Farmer Mac
Reconciliation of Reported Farmer Mac Guaranteed Securities and Loans

	For the Three Months Ended March 31, 2009

	Beginning Balance	Net Purchases/ Payments/ Amortization	Transfer to Loans held-for-sale	Sale of loans to Rabobank	Securitization	Reclass to REO	Changes in fair value/ LOCOM	Ending Balance
	(in thousands)
Farmer Mac Guaranteed Securities:
Available-for-sale
Farmer Mac I	$349,292	$2,889	$(288,012)	$-	$-	$-	$(953)	$63,216
Farmer Mac II	522,565	61,491	-	-	-	-	4,940	588,996
Rural Utilities	639,837	270,000	-	-	-	-	2,858	912,695
Sub-total	1,511,694	334,380	(288,012)	-	-	-	6,845	1,564,907
Trading
Farmer Mac II	496,863	(23,914)	-	-	-	-	3,732	476,681
Rural Utilities	442,687	(5,909)	-	-	-	-	12,288	449,066
Sub-total	939,550	(29,823)	-	-	-	-	16,020	925,747
Farmer Mac Guaranteed Securities	$2,451,244	$304,557	$(288,012)	$-	$-	$-	$22,865	$2,490,654

Loans held-for-sale	$66,680	$14,795	$880,490	$(354,498)	$(17,124)	$-	$-	$590,343
Loans held-for-investment	$718,845	$(21,435)	$(617,072)	$-	$-	$-	$-	$80,338

	For the Three Months Ended June 30, 2009

	Beginning Balance	Net Purchases/ Payments/ Amortization	Transfer to Loans held-for-sale	Sale of loans to Rabobank	Securitization	Reclass to REO	Changes in fair value/ LOCOM	Ending Balance
	(in thousands)
Farmer Mac Guaranteed Securities:
Available-for-sale
Farmer Mac I	$63,216	$(6,570)	$-	$-	$-	$-	$(1,014)	$55,632
Farmer Mac II	588,996	56,760	-	-	-	-	(1,184)	644,572
Rural Utilities	912,695	500,000	-	-	-	-	11,382	1,424,077
Sub-total	1,564,907	550,190	-	-	-	-	9,184	2,124,281
Trading
Farmer Mac II	476,681	(23,428)	-	-	-	-	(5,296)	447,957
Rural Utilities	449,066	-	-	-	-	-	(1,892)	447,174
Sub-total	925,747	(23,428)	-	-	-	-	(7,188)	895,131
Farmer Mac Guaranteed Securities	$2,490,654	$526,762	$-	$-	$-	$-	$1,996	$3,019,412

Loans held-for-sale	$590,343	$22,883	$-	$-	$(100)	$-	$-	$613,126
Loans held-for-investment	$80,338	$(1,023)	$-	$-	$-	$(40,955)	$-	$38,360

	For the Three Months Ended September 30, 2009

	Beginning Balance	Net Purchases/ Payments/ Amortization	Transfer to Loans held-for-sale	Sale of loans to Rabobank	Securitization	Reclass to REO	Changes in fair value/ LOCOM	Ending Balance
	(in thousands)
Farmer Mac Guaranteed Securities:
Available-for-sale
Farmer Mac I	$55,632	$1,493	$-	$-	$-	$-	$686	$57,811
Farmer Mac II	644,572	42,323	-	-	-	-	9,134	696,029
Rural Utilities	1,424,077	425,000	-	-	-	-	6,268	1,855,345
Sub-total	2,124,281	468,816	-	-	-	-	16,088	2,609,185
Trading
Farmer Mac II	447,957	(19,978)	-	-	-	-	8,874	436,853
Rural Utilities	447,174	(6,085)	-	-	-	-	13,034	454,123
Sub-total	895,131	(26,063)	-	-	-	-	21,908	890,976
Farmer Mac Guaranteed Securities	$3,019,412	$442,753	$-	$-	$-	$-	$37,996	$3,500,161

Loans held-for-sale	$613,126	$33,609	$-	$-	$-	$-	$(315)	$646,420
Loans held-for-investment	$38,360	$47,477	$-	$-	$-	$(131)	$-	$85,706